Exhibit 99.5

National and
Selected Office
Market Overviews

For: Callahan Capital Properties, Inc.

December 2009

by:
Caroline Green Jeremiah Lee Kristian Salvesen

Rosen Consulting Group
1995 University Avenue
Suite 550
Berkeley, CA 94704
510 549-4510
510 849-1209 fax

www.rosenconsulting.com

© 2009 Rosen Consulting Group

Table of Contents

Economic and National Office Market Overview	1

Selected Core Market Overviews	4

Boston	4

Greater Los Angeles	5

New York City	6

San Francisco	7

Seattle	8

Washington, D.C.	9

Appendix	10

© 2009 Rosen Consulting Group, LLC

Economic and National Office Market Overview

The purpose of this study was to analyze economic and office markets in the selected core markets of Boston, Greater Los Angeles, New York City, San Francisco, Seattle and Washington, D.C., and to provide forecasts as to the trends in each market.
Rosen Consulting Group (RCG) believes that the Great Recession of 2008-9 has eased, and statistically the recession itself may have ended by mid-year; the improvements in the economic outlook, as compared to three months ago, are substantial and they are real. The “good news” of 2009 is that by mid-year the capital markets appeared to be stabilized. For the remainder of 2009, we expect improving underlying fundamentals, modest growth of the labor force and weak, sporadic positive economic indicators, or “green shoots.” Beginning in 2010, we expect positive job growth. We continue to forecast a slow recovery in 2010, and our base case incorporates another setback before the economy hits its stride later in 2010.
The U.S. office market continued to weaken in the third quarter of 2009, with leasing demand contracting further as tenants shed space. As such, the total vacancy rate for U.S. office space rose from 12.6% in the fourth quarter of 2007 to 17.3% in the third quarter of 2009. As the vacancy rate in most markets rose substantially during this period, landlords responded by cutting asking rents and offering larger concession packages to new and existing tenants in order to maintain occupancy levels. Although the credit markets have begun to reopen, investors remain wary of acquiring portfolios with significant vacancy risk. The pool of distressed assets is increasing, though the lack of transactions is likely to remain for the near term as valuations are difficult to determine. With total commercial real estate debt outstanding totaling $3.4 trillion as of the third quarter of 2009 and asset-backed security debt totaling $708.6 billion, we estimate that commercial mortgage-backed securities (CMBS) represented 20.7% of all commercial real estate debt outstanding in the third quarter of 2009. Furthermore, the outstanding balance of CMBS loans in special servicing was 8.1% of all CMBS loans outstanding for all real estate sectors as of November 2009, compared to 1.2% as of November 2008. We estimate that as of November 2009, 16.2% of these outstanding CMBS loans are office properties, equating to approximately $10.7 billion.
We expect office market weakness to continue in the near term as economic conditions remain lackluster. As companies that have already downsized or closed offices shed excess space, the amount of available space should increase and push the vacancy rate higher by year-end 2009 and 2010. Once economic recovery takes hold in 2010, we expect the office market to stabilize, though rental rates are likely to be under pressure as tenant demand should be stagnant. We believe this increase in vacancy should continue to put pressure on rental rates and thus, on insufficiently capitalized owners as cash flow declines.
We reported that in December 2008, commercial real estate, like the rest of the economy, was starved for credit. The lack of capital, at that point, was one of the largest problems commercial real estate faced. According to the Mortgage Bankers Association, commercial

© 2009 Rosen Consulting Group, LLC	1

mortgage originations were down 64% between 2007 and 2008, from $516 billion to $181 billion. This dramatic reduction in available liquidity, combined with weakening underlying market fundamentals, has led to a significant decline in property values. According to the Moody’s/MIT Center for Real Estate Real Commercial Property Index, as of the third quarter of 2009, values of commercial office real estate assets have declined by approximately 36.2% from their peak in the second quarter of 2007.
According to Real Capital Analytics, the volume of office sale transactions from 2005 through 2007 was $427.8 billion, which is approximately 2.8 times the aggregate volume of the three preceding years. We expect that substantial amounts of the debt borrowed to finance these assets will be maturing in the next few years, and that such debt corresponds to a significant pool of properties that could potentially encounter refinancing difficulties. While we believe that the availability of financing is beginning to increase, lenders and other debt providers are now employing more conservative underwriting standards than they used before the credit crisis, including significantly higher percentages of equity capital required to be provided by the borrower.
gross domestic product, or GDP, is followed by growth in employment levels, including office-using employment, which drives increases in occupancy levels and a reduction in tenant concessions. Over time, this will result in effective rental rate increases. We expect the same drivers to be present as the broader economy recovers over the long term, which should result in increased property values and growth in rental rates.
RCG expects increases in new supply to remain modest. We project that growth in rents and occupancy driven by improving economic fundamentals should be sustainable in part due to the suppression of new supply over the longer term. The recent economic downturn has significantly slowed the development of new supply, as illustrated in the following chart.
Over the course of the past year, many construction projects have been indefinitely postponed or cancelled in the middle of development. We believe that return requirements for new

We believe that the U.S. economy is in a statistical recovery and is poised to enter a recovery phase during which leasing, credit and other market fundamentals are expected to improve. We project that over the longer term, property values will increase as the availability of financing increases and credit and equity markets become more liquid. According to RCG, past experience has demonstrated that growth in

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construction have increased substantially since the onset of the financial crisis, requiring higher (and sustainable) rent levels before new supply becomes economically feasible. Moreover, construction financing for purely speculative properties currently is very difficult to obtain, and we expect that this will remain unchanged for the foreseeable future. We believe that rents in the selected markets will need to grow substantially before significant new construction becomes economically feasible. Thus, we expect that, for a period of time, the volume of new supply of office properties should be significantly lower than historical levels as rent levels remain below the levels necessary to support new construction. We expect that this should allow for an extended period of improving commercial real estate fundamentals and sustainable rental rate growth, assuming economic growth remains positive.
RCG believes that the selected core markets have historically demonstrated, and are expected to continue to have, markedly lower vacancy rates than the broader U.S. office market, as illustrated by the chart below entitled “U.S. Top 50 Markets vs. Selected Core Markets Office Vacancy Rate.” Moreover, these selected core markets typically deliver markedly lower supply growth as a percentage of existing inventory than the broader U.S. office market, as illustrated by the chart below entitled “U.S. Top 50 Markets vs. Selected Core Markets New Office Supply as a Percentage of Total Office Inventory.” As a result, should economic growth remain positive, we expect an extended period of improving office real estate fundamentals in the selected core markets due to increasing demand and limited new supply. RCG believes that these demand drivers and supply constraints should support continued growth in rental rates and asset value in these markets.

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Selected Core Market Overviews

Boston
For the purposes of this study, the Boston market is defined as the Downtown, or Central Business District (CBD) office market.
Over the last two years, the Boston CBD office market has experienced weakening fundamentals as a result of the broader economic downturn. While we believe that downsizing in the financial services segment will continue to contribute to rising vacancy rates, other major segments, including healthcare, life sciences and education, have been less impacted by the broad economic downturn and will continue to perform steadily. We forecast a further decline in asking rental rates and a notable increase in vacancy as the impact of layoffs take effect in the overall occupancy levels. Since the start of 2008, vacancy has increased 442 basis points to 11.9% in the third quarter of 2009, with overall market asking rents down 21.4% from the peak in the fourth quarter of 2008 to $36.53 per square foot in the third quarter. Vacancy is projected to peak at 15.2% and rental rates to reach their low point at $31.77 per square foot in 2010.
We project a robust recovery of the Boston CBD, with 3.5 million square feet of net absorption over a three-year period beginning in 2011. This demand should be driven by employment growth tied to the broader economic recovery, specifically to continued growth in the life sciences, education and healthcare sectors, all of which are key drivers of the greater Boston economy and draw from the talented labor pool in the area and the high concentration of higher education institutions. As a result, professional service and support-type firms based in the Boston CBD should benefit indirectly from improvement in these industries.
Furthermore, RCG projects very little new supply for the Boston CBD, with only 1.2 million square feet currently projected for delivery through 2013. We believe that the combination of current market rents that are substantially below levels that would support new construction, the lack of developable sites in the Boston CBD, the rigorous permitting environment in Boston and the projected increase in tenant demand should allow for a period of increasing rental rates before any new construction could be economically feasible. As a result of the combination of projected absorption and limited supply growth, we anticipate that the office vacancy rate for the Boston CBD will decline to 10.5% by 2013.

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Greater Los Angeles
For the purposes of this study, the Greater Los Angeles market is defined as the West Los Angeles and Downtown (CBD) office markets.
Over the past two years, the Greater Los Angeles office market has seen a downward adjustment in occupancy consistent with the broader national trend. Since the start of 2008, vacancy in the West Los Angeles and the Los Angeles CBD markets combined has increased by 467 basis points to 15.1% in the third quarter of 2009, with overall market asking rents down 9% from their peak in the fourth quarter of 2008 to $40.63 per square foot in the third quarter. We believe that adjustments in market fundamentals in these submarkets are largely complete, however, with vacancy projected to peak at 16.7% and asking rental rates to reach their low point at $39.22 per square foot in 2010.
RCG expects a significant recovery in the West Los Angeles and Los Angeles CBD markets, with 2.1 million square feet of net absorption expected over a four-year period beginning in 2010. This demand should be driven by employment growth tied to the broader economic recovery, specifically to a rebound in the entertainment, tourism and trade industries, which are key drivers of the greater Los Angeles area economy. Professional service and support-type firms based across the city should benefit indirectly from improvements in these sectors.
Furthermore, we expect very little new supply for the West Los Angeles and Los Angeles CBD markets, with only 1.4 million square feet projected for delivery beginning in 2010 through 2013. We therefore believe that the limited amount of developable land in these markets, together with the significant gap between rent levels that would support new construction and current market rents, should significantly constrain the amount of new office space delivered to these markets in the foreseeable future. As a result of the combination of projected absorption and limited supply growth, we are forecasting that office vacancy in the West Los Angeles and Los Angeles CBD markets will decrease to 14.7% on a combined basis by 2013.

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New York City
For the purposes of this study, the New York office market is defined as the Midtown Proper submarket in Manhattan.
The New York Midtown office market has experienced a challenging correction over the past two years as a result of the economic downturn and its consequences, particularly in the financial services sector. Since the fourth quarter of 2007, vacancy has increased by 625 basis points to 12.0% in the third quarter of 2009, but we believe the increase to be moderating. We expect vacancy to peak at 13.2% in 2010, which means that the adjustment should be largely completed. Asking rents have declined 20.4% since the fourth quarter of 2008 to an average of $63.53 per square foot in the third quarter, with a projected further decline of another $8.77 per square foot before a recovery trend commences in 2011.
RCG forecasts that the recovery of the New York Midtown office market will be robust, with expected net absorption of 11.3 million square feet over a three-year period beginning in 2011. This absorption should be spurred by employment growth tied to the broader economic recovery, especially in the financial services sector, which is a key driver for this office market. We expect the financial services sector to rebound strongly in 2012 and 2013.
The supply pipeline for the New York Midtown office market is very limited, with approximately 1.1 million square feet projected for delivery between 2010 and 2013, or less than 0.5% of the total inventory. Many proposed developments in the New York Midtown office development pipeline have been suspended, and may remain so indefinitely, given that rent levels that would support new construction are substantially higher than current market rents. As a result of the combination of projected absorption and limited supply growth, we expect vacancy in the New York Midtown office market to decline to 8.6% by the end of 2013.

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San Francisco
For the purposes of this study, the San Francisco market is defined as the Downtown, or Central Business District (CBD) office market.
Over the past two years, the San Francisco CBD office market has seen a downward adjustment in occupancy consistent with the broader national trend. Since the fourth quarter of 2007, vacancy has increased by 556 basis points to 13.5% in the third quarter of 2009, with overall market asking rents down 27.8% from their peak in the fourth quarter of 2008 to $33.45 per square foot in the third quarter of 2009. Further erosion in market fundamentals should be modest, however, as we forecast the vacancy to peak at 14.0% in 2009 and rental rates to reach their low point at $30.64 per square foot in 2010.
RCG projects a recovery of the San Francisco CBD, with expected net absorption of 2.0 million square feet over a four-year period beginning in 2010. This absorption should be driven by employment growth tied to the broader economic recovery, specifically to a rebound in the technology and biotechnology sectors, which are key drivers of the broader San Francisco economy. Professional service and support-type firms based in the San Francisco CBD should benefit indirectly from improvement in these sectors.
Furthermore, we do not expect any new supply for the San Francisco CBD for the four-year period beginning in 2010, as no new buildings are currently under construction. With current market rents substantially below levels that would support new construction, we believe that the increase in demand should allow for an extended period of increasing rental rates before any new construction would be economically feasible. As a result of the combination of projected absorption and limited supply growth, we forecast the office vacancy in the San Francisco CBD to decline to less than 10% by the end of 2013.

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Seattle
For the purposes of this study, the Seattle market is defined as the Seattle CBD and Eastside (Bellevue) office markets.
The Seattle office market, including the Eastside (Bellevue) market, has been negatively affected by the broader market downturn due to new supply delivered in recent years and the dissolution of Washington Mutual Bank, one of the largest office users in the market. Since the fourth quarter of 2007, vacancy for Seattle and the Eastside combined has increased from 9.1% to 17.5% in the third quarter of 2009. We expect the vacancy to peak in 2009 at 19.3%, with the Seattle CBD exhibiting higher vacancy at 21.3% than the Eastside at 16.7%.
RCG believes that the increase in vacancy in the Seattle area is largely due more to pending supply deliveries than to declining demand factors. In our view, the Seattle area economy is highly diverse and retains strong growth prospects. Fueled by anticipated growth in biotechnology, software and other technology sectors, along with steady growth in trade, the employment projections for the Seattle area are very strong. As a result, we forecast positive absorption to begin in 2010 and a total of 6.6 million square feet of net absorption through 2013. We expect little new supply due in the Seattle CBD and Eastside markets after 2010 through at least 2013 due to the substantial gap between current rents and required replacement cost.
As a result of the combination of projected absorption and limited supply growth after 2010, RCG expects office vacancy to decline to 12.3% for Seattle and the Eastside combined by 2013, with overall asking rents rebounding to $32.53 per square foot in 2013 from a projected low of $27.66 in 2010.

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Washington, D.C.
For the purposes of this study, the Washington, D.C. market is defined as Downtown Washington, D.C.’s Central Business District (CBD) office market.
Despite the broader economic downturn, we believe that the Washington, D.C. CBD has been one of the most stable office markets in the nation as a result of the federal government’s contribution to the regional economy. This market has seen an increase in vacancy to 12.8% in the third quarter of 2009 since its cyclical low of 7.1% in the fourth quarter of 2007. We expect this to be the peak, with vacancy rates starting to decline in the fourth quarter of 2009. Overall asking rents are projected to decrease less than 9.0% from a peak average of $50.37 per square foot in the fourth quarter of 2008 to a projected low in 2010 of $45.86 per square foot.
We forecast demand drivers in the Washington, D.C. CBD market to continue to be strong, with 6.9 million square feet of net absorption anticipated over a four-year period beginning in 2010. This demand should be driven by employment growth tied to the recent increased spending by the federal government, which is a key driver of the Washington, D.C. economy. In addition, other sectors such as professional service firms, associations and contractors should benefit indirectly from increased government spending.
RCG expects less than 2.4 million square feet of new development, or approximately 2.4% of total inventory, in the Washington, D.C. CBD during the four-year period beginning in 2010, which is considerably less than new building deliveries in past cycles. The significant gap between replacement cost and current rental rates should, in its view, restrict significant new supply in the foreseeable future and provide positive upward pressure on rents and occupancy rates. As a result of the combination of projected absorption and limited supply growth, we anticipate that the office vacancy in the Washington, D.C. CBD will decline to 7.1% by 2013.

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Appendix

Metropolitan Area Definitions

Metropolitan Area	County

Boston	Essex County, MA
Middlesex County, MA
Norfolk County, MA
Plymouth County, MA
Suffolk County, MA
Rockingham County, NH
Strafford County, NH

Los Angeles	Los Angeles County, CA

New York	Bergen County, NJ
Hudson County, NJ
Passaic County, NJ
Bronx County, NY
Kings County, NY
New York County, NY
Putnam County, NY
Queens County, NY
Richmond County, NY
Rockland County, NY
Westchester County, NY

San Francisco	Marin County, CA
San Francisco County, CA
San Mateo County, CA

Seattle	King County, WA
Snohomish County, WA

Washington	District of Columbia, DC
Calvert County, MD
Charles County, MD
Frederick County, MD
Montgomery County, MD
Prince George’s County, MD
Arlington County, VA
Clarke County, VA
Fairfax County, VA
Fauquier County, VA
Loudoun County, VA
Prince William County, VA
Spotsylvania County, VA
Stafford County, VA
Warren County, VA
Jefferson County, WV

Source: Census

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